United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission file number 1-7784

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

CENTURYTEL, INC.
DOLLARS AND SENSE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTURYTEL, INC.
100 CENTURYTEL DRIVE
MONROE, LA 71203

Report of Independent Registered Public Accounting Firm

The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel, Inc. Dollars and Sense Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel, Inc. Dollars and Sense Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP

Shreveport, Louisiana
June 16, 2006

CENTURYTEL, INC.
DOLLARS AND SENSE PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

PLAN ASSETS
Investments, at fair value	$261,254,043	229,390,632
Cash	10,734	128,623
Contributions receivable - employer	1,878	832,231
Contributions receivable - participants	4,845	-

NET ASSETS AVAILABLE FOR BENEFITS	$261,271,500	230,351,486

See accompanying notes to financial statements.

CENTURYTEL, INC.
DOLLARS AND SENSE PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2005

Additions to net assets:
Investment income:
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$4,863,815
Common stocks	(5,139,452)
Dividend and other income	6,746,373
Interest income	530,074
Net investment income	7,000,810

Contributions:
Participants	14,858,329
Employer	5,491,077
Transfer from CenturyTel, Inc. Employee Stock Ownership Plan	17,447,803
Transfer from merged plan	1,914,152
Total contributions	39,711,361

Total investment income and contributions	46,712,171

Deductions from net assets:
Participant withdrawals	15,727,837
Administrative expenses	64,320
Total deductions	15,792,157

Net increase	30,920,014

Net assets available for benefits:
Beginning of year	230,351,486

End of year	$261,271,500

See accompanying notes to financial statements.

CENTURYTEL, INC.
DOLLARS AND SENSE PLAN
Notes to Financial Statements
December 31, 2005 and 2004

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

Basis of Presentation

The CenturyTel, Inc. Dollars and Sense Plan (the Plan) was established on May 1, 1986. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

Effective October 1, 2005, the Company merged the assets of the CenturyTel Fiber Company II, LLC 401(k) Plan and Trust (the “Lightcore Plan”) into the Plan. The total amount transferred was $1,914,152. Effective with this merger, participants of the Lightcore Plan became participants in the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Participation

Participation in the Plan is available to each employee of CenturyTel, Inc. and its participating subsidiaries (the Company), other than those who are classified as temporary employees or employees covered under a collective bargaining agreement.

In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, which is executed either on-line or by telephone, an employee agrees to a deferral of between one percent and twenty-five percent of eligible compensation; however, the total amount contributed to the plan cannot exceed $14,000 for 2005 (as adjusted from year to year in accordance with Federal Law). The percentage of eligible compensation a participant elects to defer applies to the participant’s W-2 earnings not in excess of $210,000 for 2005 (as adjusted in accordance with Federal Law) excluding overtime, special bonuses, severance pay, disability pay, reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation, and welfare benefits. The amount of eligible compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee. The Elective Deferral Account is self-directed.

As of the end of each payroll period, the Company contributes to an account (Employer Match Account) for each participant a contribution equal to 60% of each such participant's contribution during such payroll period; however, this matching contribution applies only to the first 6% of such participant's compensation contributed to the Plan. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to participants’ accounts (Additional Match Account). Company contributions may be made in cash or CenturyTel, Inc. Common Stock (CenturyTel Common Stock). If made in cash, such cash is applied by the Trustee to the purchase of CenturyTel Common Stock. During 2005, the Company contributed CenturyTel common stock with a fair value of $5,491,077 to the Employer Match Account.

Participants age 50 years or older are allowed to make an additional contribution to the Plan each year in excess of the otherwise prescribed limits. The amount of the allowable additional contribution for a participant in 2005 was $4,000; this amount will increase by $1,000 to a maximum of $5,000 in 2006 (which will thereafter be adjusted annually).

An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408 (d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

Additionally, an employee is permitted to transfer to the Plan as a contribution a portion of his interest in the CenturyTel, Inc. Employee Stock Ownership Plan (ESOP) pursuant to diversification rights under such plan. Until July 1, 2005, to qualify for this transfer an employee must have been 55 years of age or older and have been a participant in the ESOP for ten years. Effective July 1, 2005, vested participants that are (i) 50-55 years of age may diversify up to 50% of their balance, (ii) 55-60 years of age may diversify up to 75% of their balance and (iii) 60 years of age or older may diversify up to 100% of their balances. Such contributions will be credited to an account on behalf of the participant (the ESOP Diversification Account). During 2005, transfers to the Plan from the ESOP aggregated $17,447,803.

The interest of a participant in his Elective Deferral Account, Rollover/Transfer Account, Employer Match Account, Additional Match Account and ESOP Diversification Account is fully vested and non-forfeitable at all times.

Reports to Participants

All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

Distributions

If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

Withdrawals

A participant who is an employee and over age 59½ may make withdrawals from his vested accounts prior to meeting normal distribution requirements. A participant may make withdrawals from his Rollover/Transfer Account at any time. In addition, a hardship withdrawal may be made from an Elective Deferral Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, purchase of a principal residence, or the prevention of eviction or foreclosure from the participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to change, suspend or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Loans to Participants

The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is $50,000 reduced by the excess, if any, of the highest outstanding loan balance during the previous year over the outstanding balance on the date of the new loan or 50% of the account balance. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal on the last day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the participant's principal residence which may be for any period not to exceed fifteen years.

Trustee

The Trustee of the Plan, as of December 31, 2005, was T. Rowe Price Trust Company (T. Rowe Price). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

Administration

The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. During 2005, administrative fees of $64,320 were paid by the Plan utilizing forfeiture amounts that had been transferred from a merged plan in prior years. All other administrative costs of the Plan were paid by the Company.

Investment Valuation and Income Recognition

Investments in CenturyTel Common Stock are valued at the closing market price on December 31, 2005 and 2004, respectively. Other investments in the funds, which consist primarily of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value. Interest income is recorded on the accrual basis.

(2)	DESCRIPTION OF THE F UNDS

The following is a description of each of the funds which had outstanding balances and were available to Plan participants as of December 31, 2005:

(a)	CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($70,069,095 and $85,901,952 at December 31, 2005 and 2004, respectively).

(b)	Loan Fund - represents loans to participants from the participants' investment accounts ($9,590,409 and $8,978,637 at December 31, 2005 and 2004, respectively).

(c)	American Funds Amcap, R4 - consists primarily of investments in U.S. common stocks ($15,238,372 and $13,854,410 at December 31, 2005 and 2004, respectively).

(d)	Fidelity Diversified International Fund - consists primarily of investments in foreign common stocks ($8,124,413 and $3,445,118 at December 31, 2005 and 2004, respectively).

(e)	Oakmark Equity and Income Fund, Class I - consists primarily of investments in U.S. equity and debt securities ($22,583,247 and $17,950,326 at December 31, 2005 and 2004, respectively).

(f)
Morgan Stanley Institutional Fund Small Company Growth Portfolio B - consists primarily of investments in equity securities of small companies ($8,127,000 and $5,339,651 at December 31, 2005 and 2004, respectively).

(g)
PIMCO Low Duration III Institutional Fund - consists primarily of investments in debt securities with an average duration between one and three years ($1,346,802 and $267,817 at December 31, 2005 and 2004, respectively).

(h)	PIMCO Total Return Fund - consists primarily of investments in debt securities ($11,562,194 and $8,309,724 at December 31, 2005 and 2004, respectively).

(i)
Allianz NFJ Small Cap Value Institutional Fund- (formerly PIMCO NFJ Small Cap Value Institutional Fund) consists primarily of investments in common stocks of companies with market capitalizations between $100 million and $1.8 billion that have below average P/E ratios relative to their industries and U.S. depositary receipts ($7,223,000 and $2,162,102 at December 31, 2005 and 2004, respectively).

(j)
T. Rowe Price Retirement Income Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) in the near future ($2,739,672 and $2,100,380 at December 31, 2005 and 2004, respectively).

(k)
T. Rowe Price Retirement 2005 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) in the near future ($805 at December 31, 2005).

(l)
T. Rowe Price Retirement 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($6,915,558 and $3,197,255 at December 31, 2005 and 2004, respectively).

(m)
T. Rowe Price Retirement 2015 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2015 ($135,985 at December 31, 2005).

(n)
T. Rowe Price Retirement 2020 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($6,550,556 and $3,434,024 at December 31, 2005 and 2004, respectively).

(o)
T. Rowe Price Retirement 2025 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2025 ($117,284 at December 31, 2005).

(p)
T. Rowe Price Retirement 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($4,183,957 and $3,065,821 at December 31, 2005 and 2004, respectively).

(q)
T. Rowe Price Retirement 2035 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2035 ($52,274 at December 31, 2005).

(r)
T. Rowe Price Retirement 2040 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 ($5,130,515 and $4,152,665 at December 31, 2005 and 2004, respectively).

(s)	T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($11,603,685 and $8,587,147 at December 31, 2005 and 2004, respectively).

(t)
T. Rowe Price Equity Index 500 Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S&P 500 Index ($34,866,136 and $32,851,698 at December 31, 2005 and 2004, respectively).

(u)
T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($18,052,393 and $11,532,013 at December 31, 2005 and 2004, respectively).

(v)	T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($17,040,691 and $14,259,892 at December 31, 2005 and 2004, respectively).

Investments in CenturyTel Common Stock Fund, American Fund Amcap R4, Oakmark Equity and Income Fund - Class I, T. Rowe Price Equity Index 500 Fund, T. Rowe Price Mid-Cap Growth Fund, and T. Rowe Price Summit Cash Reserves Fund were each greater than 5% of net assets available for benefits at December 31, 2005.

A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions and his contribution percentage at any time.

All amounts allocated to a participant's Employer Match Account are invested in the CenturyTel Common Stock Fund. Until October 1, 2005, participants who had not attained age 45 or three years of service had no power to transfer amounts in the Employer Match Account to an investment fund other than the CenturyTel Common Stock Fund. Until October 1, 2005, participants who had attained age 45 or three years of service could redirect the investment of the balance in their Employer Match Account. Effective October 1, 2005, a participant may, regardless of age or years of service, redirect the investment of the balance in their Employer Match Account.

(3)	INCOME TAXES

The Plan and related trust were designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in October 2003 related to the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(4)	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Capital Research and Management Company (Capital), Fidelity Investments (Fidelity), Harris Associates (Harris), Morgan Stanley Investment Management, Inc. (Morgan Stanley), Allianz Global Investors of America (Allianz), Pacific Investment Management Company (PIMCO) or T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan. Therefore, Capital, Fidelity, Harris, Morgan Stanley, Allianz, PIMCO, and T. Rowe Price qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price for trustee, record keeping and other services amounted to $165,877 for the year ended December 31, 2005.

(5)	CONCENTRATION OF INVESTMENTS

As of December 31, 2005 and 2004, 26.8% and 37.3%, respectively, of the net assets available for benefits were invested in CenturyTel Common Stock. Substantially all of the remaining net assets available for benefits were invested in mutual funds managed by Capital, Fidelity, Harris, Morgan Stanley, Allianz, PIMCO, or T. Rowe Price.

(6)	COMPANY/PARTICIPANT DIRECTED FUNDS

The CenturyTel Common Stock Fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company, except for contributions made prior to October 1, 2005 on behalf of participants who were age 45 or older or have three years of service. Such contributions can be redirected by these participants to the funds of their choice. Effective October 1, 2005, a participant may, regardless of age or years of service, redirect the investment of contributions from the Company. All other contributions are participant directed.

The following tables set forth information related to the CenturyTel Common Stock Fund’s assets available for benefits as of December 31, 2005 and 2004 and the changes in such assets for the year ended December 31, 2005.

December 31,	2005	2004

PLAN ASSETS
Investments	$70,069,095	85,901,952
Contributions receivable - employer	1,878	832,231
Contributions receivable - participants	335	-
ASSETS AVAILABLE FOR BENEFITS	$70,071,308	86,734,183

For the year ended
December 31, 2005

Additions to assets:
Investment income:
Net depreciation in fair value of investments	$(5,139,452)
Dividend and other income	532,418
Interest income	155,890
Net investment income	(4,451,144)

Contributions:
Participants	2,404,920
Employer	5,491,077
Transfer from CenturyTel, Inc. Employee Stock Ownership Plan and Trust	538,742
Total contributions	8,434,739
Total investment income and contributions	3,983,595

Deductions from assets:
Participant withdrawals	5,214,819

Net decrease prior to interfund transfers	(1,231,224)

Interfund transfers	(15,431,651)

Net decrease	(16,662,875)

Net assets available for benefits:

Beginning of year	86,734,183

End of year	$70,071,308

CENTURYTEL, INC.
DOLLARS AND SENSE PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower,			Current
lessor or similar party	Description of Investment		Value

Investment in CenturyTel Common Stock	2,113,061	shares at $33.16 per share	$70,069,095	(Note 1)

Loan Fund (interest rates ranged from
4.75% to 12.5%)			9,590,409

Investment in Mutual Funds for
Qualified Employee Benefit Plans:
Managed by Capital Research and
Management Company:
American Funds Amcap, R4	799,915	shares at $19.05 per share	15,238,372	(Note 1)
Managed by Fidelity Investments:
Fidelity Diversified International	249,675	shares at $32.54 per share	8,124,413
Managed by Harris Associates:
Oakmark Equity & Income Fund, Class I	904,053	shares at $24.98 per share	22,583,247	(Note 1)
Managed by Morgan Stanley:
Institutional Fund Small Company
Growth Portfolio B	660,195	shares at $12.31 per share	8,127,000
Managed by PIMCO:
PIMCO Low Duration III Fund	136,870	shares at $9.84 per share	1,346,802
PIMCO Total Return Fund	1,101,161	shares at $10.50 per share	11,562,194
Managed by Allianz Global Inventors of America:
Allianz NFJ Small Cap Value Institutional	242,953	shares at $29.73 per share	7,223,000
Managed by T. Rowe Price:
Retirement Income Fund	219,877	shares at $12.46 per share	2,739,672
Retirement 2005 Fund	74	shares at $10.87 per share	805
Retirement 2010 Fund	474,644	shares at $14.57 per share	6,915,558
Retirement 2015 Fund	12,120	shares at $11.22 per share	135,985
Retirement 2020 Fund	419,101	shares at $15.63 per share	6,550,556
Retirement 2025 Fund	10,225	shares at $11.47 per share	117,284
Retirement 2030 Fund	253,727	shares at $16.49 per share	4,183,957
Retirement 2035 Fund	4,499	shares at $11.62 per share	52,274
Retirement 2040 Fund	309,627	shares at $16.57 per share	5,130,515
Equity Income Fund	447,673	shares at $25.92 per share	11,603,685
Equity Index 500 Fund	1,039,229	shares at $33.55 per share	34,866,136	(Note 1)
Mid-Cap Growth Fund	333,439	shares at $54.14 per share	18,052,393	(Note 1)
Summit Cash Reserves Fund	17,040,691	shares at $1.00 per share	17,040,691	(Note 1)
			$261,254,043

Capital, Fidelity, Harris, Morgan Stanley, Allianz, PIMCO and T. Rowe Price are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes:	(1)	These investments are greater than 5% of assets available for benefits.
	(2)	Information on cost of investments is excluded as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

CENTURYTEL, INC.
DOLLARS AND SENSE PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions

For the Year Ended December 31, 2005

Current Value of
		Redemption				Asset at Date of
	Purchase	or Selling	Lease	Expense	Cost of	Acquisition or	Net
Description of Transaction	Price	Price	Rental	Incurred	Asset	Disposition	Gain (Loss)
(Note 1)

Category (3) - A series of transactions in excess
of 5% of beginning of year Plan assets
available for benefits

Transactions in CenturyTel Common Stock (Note 3)	$9,117,620	$19,811,042	-	-	$15,646,593	(Note 2)	$4,164,449

CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes:	(1)	These investments are greater than 5% of assets available for benefits.
	(2)	Information on cost of investments is excluded as all investments are participant directed.
	(3)
Amounts allocated to the Employer Match Account are initially invested in CenturyTel common stock. Effective October 1, 2005, all participants can redirect these amounts to other investments at their discretion. Prior to this time, only certain participants could redirect these amounts to other investments. This schedule includes all transactions in CenturyTel common stock for the year ended December 31, 2005 as information applicable only to non-participant directed transactions is not readily available.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CenturyTel, Inc.
Dollars and Sense Plan

June 28, 2006	/s/ R. Stewart Ewing, Jr.
R. Stewart Ewing, Jr.
Retirement Committee Member
and Executive Officer of
Issuer of Plan Securities

CENTURYTEL, INC.
DOLLARS AND SENSE PLAN

Index to Exhibits

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm